Mail Stop 4561

January 18, 2008

By U.S. Mail and Facsimile (212)872-1002

John F. W. Hunt
Chief Executive Officer
Overture Acquisition Corp.
c/o M&C Corporate Services Limited
PO Box 309GT
Ugland House
South Church Street
Georgetown, Grand Cayman
Cayman Islands

Re: Overture Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 18, 2008
File No. 333-146946

Dear Mr. Hunt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II. Exhibits
Legal Opinion 5.1

1.   Revise Section 2 to eliminate the statement that the opinion pertains only to Cayman Island law, as it also pertains to New York law, by reliance on the Akin Gump Opinion.

2.   Add a new paragraph to Section 2 stating that for matters on New York law, counsel is relying on the Akin Gump opinion.

3.   Accordingly, revise Section 3.3 to eliminate the phrase which assumes that the warrants and unit certificates are binding obligations under New York law.

4.   Revise the last sentence on who may rely on the opinion to eliminate any restriction on persons who may rely on the opinion, as persons purchasing within one year of the offering have a right to rely on the opinion regardless of whether they are investors in the IPO. Consider, instead: "This opinion is addressed to you for purposes of the Registration Statement."

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact, Babette Cooper, Staff Accountant, at (202) 551-3396 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director
Office of Financial Services

cc: Bruce S. Mendelsohn
        Akin Gump Strauss Hauer & Feld LLP
        590 Madison Avenue
        New York, NY 10022